

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

John Schaible
Chief Executive Officer
Quantum FinTech Acquisition Corp
4221 W. Boy Scout Blvd., Suite 300
Tampa, FL 33607

> **Re: Quantum FinTech Acquisition Corp**
> **Form 8-K filed July 9, 2021**
> **File No. 001-40009**

Dear Mr. Schaible:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 9, 2021

Item 4.02, page 1

1. Your disclosure indicates that the conclusions in May 2021 were discussed with your independent registered public accounting firm. However, it is not clear if the current determination was also discussed with your independent accountant. As such, please revise your disclosure to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the registrant's independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction